May 27, 2010

Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:           Bristow Group Inc.
Form 10-K for the fiscal year ended March 31, 2009
Filed May 21, 2009
File No. 001-31617

Dear Ms. Cvrkel:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 7, 2010 regarding the Annual Report on Form 10-K for the fiscal year ended March 31, 2009 filed May 21, 2009 (the “Filing”) by Bristow Group Inc. (the “Company”).  For convenience, we have included the Staff’s original comments verbatim and added our responses below.

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Financial Statements, page 62
Notes to Consolidated Financial Statements, page 67
Note 2 – Acquisitions and Dispositions, page 74
Bristow Norway Acquisition, page 74

1.	We note your response to our prior comment 2 and require further information. Please tell us, and revise future filings to clarify the following with regards to this acquisition:

a.
Given that your response indicates that the purchase price is comprised of cash contributed of $30.2 million plus the change of interest gain of $12.3 million, it is unclear how the contribution of the company’s ownership interest in Lufttransport AS of $15.4 million is factored into the purchase price.  Please tell us how you accounted for the contribution of Lufttransport as part of the acquisition transaction, including how you valued the contribution of your interest in Lufttransport AS.  Also, please tell us both the carrying value and fair value of your investment in Lufttransport at the time of this transaction as it is not clear from your response what the $15.4 million value referenced in your response represents.

Bristow Group Inc.
2000 West Sam Houston Parkway South, Suite 1700, Houston, Texas 77042, United States
t  (713) 267 7600    f  (713) 267 7620    www.bristowgroup.com

Response:  Upon receipt of the letter from the Staff dated May 7, 2010, we reviewed our historical accounting for the subject transactions and consulted Carmen Bailey and Mark Barrysmith, Partners in KPMG LLP’s Department of Professional Practice.  As a result, we identified immaterial errors related to our original accounting for the subject transactions as reported in the Filing.  We corrected the immaterial errors in our balance sheet as of March 31, 2010 included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010 filed May 21, 2010.

The acquisition of the 51% interest in Norsk Helikopter AS was accounted for pursuant to SFAS No. 141, Business Combinations.  The purchase consideration related to the acquisition of the remaining 51% interest in Norsk Helikopter AS was $16.3 million, representing the fair value of the 51% interest in Norsk Helikopter AS, which approximated the fair value of the 49% interest indirectly surrendered in Lufttransport AS.  As revised, we allocated the $16.3 million to 51% of the net assets of Norsk Helikopter AS.

Concurrently, Norsk Helikopter AS distributed 100% of the common stock of its wholly-owned subsidiary, Lufttransport AS, to its controlling shareholder.  The consideration received for our indirect disposition of the 49% of Lufttransport AS was $16.3 million being the fair value of the 51% interest in Norsk Helikopter AS held by the controlling shareholder.  Our basis in the 49% interest in Lufttransport AS was $13.8 million, resulting in a gain of $2.5 million.

As our indirect investment in Lufttransport AS was disposed of through a transfer by Norsk Helikopter AS, our equity method investee, we recorded a change of interest gain equal to the difference between the fair value of the 51% interest in Norsk acquired over the carrying value of this indirect investment in Lufttransport of $2.5 million ($16.3 million - $13.8 million).  This change of interest gain is included in additional paid in capital and was reduced from the $12.3 million change of interest gain discussed in the Filing.  Additionally, this amount is included in additional paid in capital versus accumulated other comprehensive income as previously disclosed.  We concluded that the change of interest gain was similar to the type of gain that results from a subsidiary equity transaction as discussed in the-then relevant guidance in SAB 51.

The following disclosure was included in Note 2 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010, which we filed on May 21, 2010:

Bristow Norway Acquisition

On October 31, 2008, our then equity method investee, Norsk Helikopter AS (“Norsk”), distributed 100% of the common stock of its wholly-owned subsidiary, Lufttransport AS, to its controlling shareholder.  Concurrently, we acquired from the controlling shareholder the remaining 51% interest in Norsk not already owned by us.  As a result of these transactions, we now own 100% of Norsk, which we subsequently renamed Bristow Norway, and consolidate this entity effective October 31, 2008.

The purchase consideration related to our acquisition of the remaining 51% interest in Norsk was $16.3 million, representing the fair value of the 51% interest in Norsk.  We also recorded in additional paid-in-capital a change of interest gain of $2.5 million in connection with the disposition of our indirect 49% interest in Lufttransport AS.  Also, on October 31, 2008, we made a capital contribution of $30.2 million to 100% owned Norsk.

We allocated $26.1 million, comprised of $16.3 million paid to the controlling shareholder plus $9.8 million of the net liabilities of Norsk, on the date of acquisition, to aircraft, property, identifiable intangibles and goodwill.  The following table summarizes the assets and liabilities of Norsk consolidated as of October 31, 2008 (in thousands):

Current assets	$44,079
Property and equipment	35,384
Other assets	24,421
Total assets	103,884
Current liabilities, including debt	(49,572)
Long-term debt, less current maturities	(18,418)
Other long-term liabilities	(3,853)
Total liabilities	(71,843)
Net assets	$32,041

Bristow Norway generated $52.1 million of revenue and $3.8 million of operating income in excess of that earned under what are now intercompany leases during the period from October 31, 2008 to March 31, 2009.  Revenue from intercompany leasing has been eliminated in consolidation beginning October 31, 2008.

The consolidated balance sheet as of March 31, 2010 reflects the correction of immaterial errors made in the allocation of purchase price and calculation of the change of interest gain from what was previously presented in the consolidated balance sheet as of March 31, 2009 as reported in our annual report on Form 10-K for the fiscal year ended March 31, 2009.  The correction of these errors resulted in a reduction in goodwill from that previously presented by $11.8 million with an offsetting reduction of $9.8 million in the change of interest gain recorded in additional paid-in-capital and a $2.0 million reduction in cumulative translation adjustment.  The change of interest gain of $12.3 million included in our consolidated balance sheet as of March 31, 2009 was reclassified from accumulated other comprehensive income to additional paid-in-capital prior to this correction being made.  These errors were not material to our consolidated financial statements for fiscal year 2009.

b.	Please reconcile the cash of $5.1 million plus the contribution of $24.6 million ($29.7 million in the aggregate) from page 74 with the $30.2 million per your response.

Response:  The cash payments in this transaction totaled 34,000,000 Norwegian kroner (“NOK”) (paid to the controlling shareholder in exchange for a Note Receivable from Norsk) and 165,362,437 NOK (capital contribution to Norsk).  The disclosure on page 74 was incorrectly prepared based on an exchange rate as of March 31, 2009, which was .14847 U.S. dollars to 1 NOK.  The correct exchange rate applied for disclosure purposes should have been the October 31, 2008 rate of .15140 U.S. dollars to 1 NOK.  Using the October 31, 2008 exchange rate, the total payments of 199,362,437 NOK translate into the $30.2 million amount per our response.  To the extent applicable, we have revised our disclosures in future filings related to this matter to use the correct exchange rate.

c.
Given that the transaction represents a step acquisition in which the shares of Bristow Norway were acquired by the company rather than third parties, please clarify why a change of interest gain under SAB Topic 5H is appropriate.  Your response should include the authoritative accounting literature which supports the basis for your conclusions.

Response:  We sold our indirect 49% interest in Lufttransport AS to the controlling shareholder for $16.3 million as determined by a multiple of earnings before interest, taxes, depreciation and amortization.  Our basis in Lufttransport AS was $13.8 million, resulting in a gain of $2.5 million.  We concluded that the earnings process had not culminated given the sale of our indirect interest to a related party.  Consequently, we analogized to the guidance set forth in Staff Accounting Bulletin No. 51 and recorded the gain as a component of additional paid in capital in the consolidated financial statements as of March 31, 2010.

The original change of interest gain was $12.3 million.  However, the $12.3 million was inaccurate due to an error in determining the basis of our 49% interest in Lufttransport AS.  The $9.8 million overstatement in the change of interest gain was immaterial to the consolidated financial statements as of and for the year ended March 31, 2009.  We corrected this error as of March 31, 2010.  As revised, the $2.5 million gain is recorded as part of additional paid in capital.

d.
Tell us how you recorded the change of interest gain in your financial statements, as page 74 states that the gain was recorded in accumulated other comprehensive income and your response indicates that the gain was recorded in additional paid in capital.

Response:  The $12.3 million change of interest gain was originally recorded in other comprehensive income.  However, as discussed herein, the change of interest gain should have been included in additional paid in capital.  This error was corrected in our balance sheet as of March 31, 2010.  The subject error was immaterial to the consolidated financial statements as of March 31, 2009.

e.	Reconcile the net assets acquired of $43.1 million to the purchase price of $42.5 million.

Response:  The following table presents the net assets of Norsk Helikopter AS, which we subsequently renamed Bristow Norway, as of October 31, 2008 upon completion of the transactions outlined above (in thousands):

Current assets	$44,079
Property and equipment	35,384
Other assets	24,421
Total assets	103,884
Current liabilities, including debt	(49,572)
Long-term debt, less current maturities	(18,418)
Other long-term liabilities	(3,853)
Total liabilities	(71,843)
Net assets	$32,041

The net assets reconcile to our basis in Norsk Helikopter AS, including the $16.3 million purchase price discussed above, which represents the fair value of the 51% interest in Norsk Helikopter AS acquired, as follows (in thousands):

Equity (49%) in Norsk Helikopter AS (equal to our investment in Norsk prior to October 31, 2008)	$(9,295)
Capital contribution to Norsk Helikopter AS	25,036
Purchase price for Norsk Helikopter AS	16,300
Net assets of Norsk Helikopter AS on October 31, 2008	$32,041

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require.  Please feel free to contact me by phone at (713) 267-7627 or by fax at (713) 267-7620.

Sincerely,

Bristow Group Inc.

/s/ Elizabeth D. Brumley
Elizabeth D. Brumley
Chief Financial Officer

cc:  Brian J. Allman, Chief Accounting Officer
       Randall A. Stafford, Vice President and General Counsel
       John D. Geddes, Baker Botts L.L.P.
       Stephen Dabney, KPMG LLP
       Heather Clark, Securities and Exchange Commission
Jean Yu, Securities and Exchange Commission